EXHIBIT 99.1

Successful Results from Second Clinical Trial of Anti-Smoking Vaccine, TA-NIC

SLOUGH, U.K., July 14, 2004 (PRIMEZONE) -- Xenova Group plc (LSE:XEN) (Nasdaq:XNVA) announced today initial results from the second clinical trial of TA-NIC, the Company's therapeutic vaccine being developed for the treatment of nicotine addiction. 60 smokers, divided into three cohorts of 20 subjects, have been recruited into this double-blind, randomised, placebo-controlled study. The objectives of this second Phase I clinical study were to explore the safety, tolerability and level of anti-nicotine antibody response to increasing doses of the vaccine TA-NIC, and to select a dose for Phase II/III evaluation.

Key findings from the study were:

 * No drug-related serious adverse events were seen in any
   cohort
 * Minimal injection-site effects were seen at the dose
   selected for Phase II/III studies
 * Anti-nicotine antibody responses were dose dependent
 * The selected dose showed an improved anti-nicotine
   antibody response profile compared to the lowest dose tested:
   - Approximately twice the level of anti-nicotine antibodies were observed
   - Faster and more rapid onset of anti-nicotine antibody
     response was achieved
 * Although not designed to test the effect of the TA-NIC vaccine on smoker's quit rates, there was a clear reduction across all groups receiving TA-NIC compared to those with the placebo group, in terms of those smokers who voluntarily quit during the
   12-week period or self-reported a reduction in smoking pleasure
   - At week six, 19 out of the 44 (43%) subjects receiving TA-NIC voluntarily gave up smoking or reported reduced pleasure when smoking compared to only 1 out of 11 (9%) receiving the placebo

On the basis of these results, a Phase II/III dose has been selected for further clinical evaluation. The final data from this Phase I study is expected at the end of this year (2004) with Phase II trials commencing shortly thereafter.

David Oxlade, Chief Executive Officer of Xenova said, "We are most encouraged by these results. The next stage of trials will test TA-NIC's ability to help smokers break the habit and thereby reduce the serious consequences to health caused by smoking."

Xenova Group plc is a UK-based biopharmaceutical company focused on the development of novel drugs to treat cancer and addiction with a secondary focus in immunotherapy. The Company has a broad pipeline of products in clinical development, including three cancer programmes: its lead product TransMID(TM), for the treatment of high-grade glioma, is in Phase III trials, and its novel DNA targeting agents and XR303 are both in Phase I for cancer indications. Xenova is also developing two therapeutic vaccines for cocaine and nicotine addiction, which are in Phase II and Phase I trials respectively. Quoted on the London Stock Exchange (XEN) and on NASDAQ (XNVA), Xenova employs approximately 112 people throughout its sites in the UK and North America. (Reuters XEN.L; Bloomberg XEN LN) For further information about Xenova and its products please visit the Xenova website at www.xenova.co.uk.

Notes to Editors

Clinical Data

The first Phase I placebo controlled clinical trial was completed in 60 smokers and non-smokers in June 2002. The vaccine was well tolerated locally and systemically up to a course of 5 vaccinations of 50 mcg over 8-20 weeks and a booster vaccine given at 9 months after the initial injection. Nicotine-specific antibodies capable of binding free nicotine were generated, unaffected by smoking status, during the initial primary vaccination course. These antibody levels declined over 3-6 months, but a further significant increase in antibody levels was seen rapidly after the single booster injection.

Smoking Statistics

The World Health Organisation (WHO) notes that the tobacco epidemic is still expanding, especially in developing countries where currently 84% of smokers live. Tobacco use kills 4.9 million people each year and this toll is expected to double in the next 20 years. At current rates, the total number of tobacco users is expected to rise to 1.7 billion by 2025 from 1.3 billion now (May 2004).

Smoking cessation in the UK

Long term (and short term) success rates in terms of smokers reducing or stopping smoking remain low, with only approximately 5% of smokers being able to stop smoking after receiving advice from their doctor; a maximum of approximately 18% succeed when intensive support from specialists as well as nicotine replacement therapy are provided in addition.

Of the 1.3 billion smokers globally, it is estimated that some 4 million smokers each year in the UK attempt to quit, but that only 3-6% (or 1-2% of all smokers) are successful in giving up tobacco. Conventional treatment of nicotine addiction concentrates on psychosocial interventions (counselling, smoking cessation clinics) together with pharmacotherapy, including nicotine replacement therapy (NRT) and bupropion (Zyban(R), GlaxoSmithKline). Even with effective behavioural and pharmacological therapies, many individuals dependant on nicotine fail in their attempts to remain abstinent, with smoking cessation rates of only approximately 10-20% at 1 year. Long term cessation rates are even lower with 40% of ex-smokers relapsing after 12 months abstinence.

Inhaled nicotine is highly addictive. Absorption of nicotine from cigarette smoke through the lung is rapid, producing with each inhalation a high concentration arterial bolus of nicotine that reaches the brain within 10-16 seconds, faster than by intravenous injection. Nicotine is able to cross the blood brain barrier where it binds to acetyl-choline receptors, triggering the release of neurotransmitters, such as dopamine and serotonin. These give rise to positive feelings (pleasure, relaxation, lack of anxiety, suppressed appetite, improved concentration) which are reinforced with each cigarette. Nicotine has a distribution half life of 15-20 minutes and a terminal half life in the blood of two hours. Smokers therefore experience a pattern of repetitive and transient high blood nicotine concentrations from each cigarette, with regular hourly cigarettes needed to maintain raised concentrations, and overnight blood levels dropping near to those of non-smokers. Smoking cessation is difficult to achieve due to the addictive properties of nicotine and the unpleasant withdrawal symptoms (irritability, lack of concentration, weight gain, nicotine craving).

TA-NIC mode of action

TA-NIC is a therapeutic vaccine in development for the treatment of nicotine addiction. Nicotine is a small molecule which, by itself, does not trigger an immune response. However, when nicotine is carried by an immunogenic protein it can prime the immune system to produce anti-nicotine antibodies. The active ingredient of TA-NIC vaccine is a protein conjugate: nicotine butyric acid (NBA) covalently linked to recombinant cholera toxin B (rCTB). rCTB was chosen as the carrier protein because it is known to be highly immunogenic and has been used for many years as a component of cholera vaccine. rCTB has been approved by the Swedish Medical Products Agency for use in an oral cholera vaccine that is marketed in Sweden and Norway and in 2003 was approved by the CPMP.

Nicotine is bound by the induced circulating anti-nicotine antibodies in the bloodstream and the resulting antigen-antibody complex is too large to cross the blood-brain barrier, so the pleasurable stimulus which usually accompanies smoking will be absent or reduced. Without this reward, the motivation to smoke again is reduced, preventing the reinforcement which is required to maintain the nicotine addiction.

References:

NICE Guidance on the use of nicotine replacement therapy (NRT) and bupropion for smoking cessation. March 2002

For Xenova: Disclaimer to take advantage of the "Safe Harbor" provisions of the US Private Securities Litigation Reform Act of 1995. This press release contains "forward-looking statements," including statements about development and commercialization of products. Various risks may cause Xenova's actual results to differ materially from those expressed or implied by the forward looking statements, including: unexpected costs and delays, adverse results in our drug discovery and clinical development programs; failure to obtain patent protection for our discoveries; commercial limitations imposed by patents owned or controlled by third parties; our dependence upon strategic alliance partners to develop and commercialize products and services; difficulties or delays in obtaining regulatory approvals to market products and services resulting from our development efforts; the requirement for substantial funding to conduct research and development and to expand commercialization activities; and product initiatives by competitors. For a further list and description of the risks and uncertainties we face, see the reports we have filed with the Securities and Exchange Commission. We disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

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CONTACT:
Xenova Group plc +44 (0)1753 706600
David A. Oxlade, Chief Executive Officer
Daniel Abrams, Finance Director
Veronica Cefis Sellar, Head of Corporate Communications

UK - Financial Dynamics +44 (0)20 7831 3113
David Yates/Ben Atwell

US - Trout Group/BMC Communications
 +1 212 477 9007
Media: Brad Miles
Investors: Lee Stern